Exhibit (a)(17)

i2 TECHNOLOGIES, INC.

MATERIAL INCOME TAX CONSEQUENCES FOR EMPLOYEES RESIDENT IN GERMANY

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Germany. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. It also does not address any state, provincial or other local law, any wealth tax, or the treatment of any dividends. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Exchange of Options for Restricted Stock Units.

It is unlikely that you will be subject to tax upon the exchange of an option for restricted stock units.

Restricted Stock Units.

You will not be subject to tax at the time you receive the restricted stock units. When the restricted stock units vest and the underlying shares become issuable, you will recognize taxable income in amount equal to the fair market value of those shares on the vesting date.

Sale of Shares.

Any gain from the subsequent sale of the shares is generally not taxable if you have owned the shares for at least 12 months. If you sell the shares within 12 months of acquisition, one-half of the gain is taxable as capital gain.

Withholding and Reporting.

Your employer is required to withhold and report income and social taxes with respect to income recognized upon vesting of the shares. You are responsible for paying the difference between the actual tax liability and the amount withheld.